[Hodgson Russ LLP Letterhead]

Omer Ozden

Direct Dial: 416.595.2683

Facsimile: 416.595.5021

oozden@hodgsonruss.com

May 31, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Attn:

H. Roger Schwall

Assistant Director

Re:

Puda Coal, Inc.

Registration Statement on Form SB-2

Filed December 16, 2005

File No. 333-130380

Dear Mr. Schwall:

Puda Coal, Inc. (the “Registrant”) is this day filing Amendment No. 3 to the above referenced Registration Statement on Form SB-2 (the “Registration Statement”).  By this letter, we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement as filed on April 14, 2006.

We will provide hard copies of the conformed copy of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement and the exhibits thereto, as filed with the Commission with a filing date of May 31, 2006.  Such copy of Amendment No. 3 has been marked to show the revisions made to the Registration Statement as filed on April 14, 2006.

This letter is in response to the letters of comment from the Commission to the Registrant, dated April 26, 2006 and May 9, 2006, the paragraphs of which are numbered consecutively.  The responses to such letter set forth below have been numbered to correspond thereto.  Unless otherwise indicated, page references are to the red-lined pages of Amendment No. 3.

In response to comments 13 and 14 in the letter from the Commission dated April 26, 2006, we have made certain revisions to the financial statements in the amended Form 10-KSB we filed May 17, 2006, which are also included in Amendment No. 3 to the Form SB-2 filed on May 31, 2006. Amendment No. 3 further includes unaudited financial statements for the fiscal quarter ended March 31, 2006.

For your convenience, we have repeated each comment immediately prior to our response below.

COMMISSION LETTER DATED APRIL 26, 2006

Form SB-21A-2 filed April 14. 2006

Summary, page 5

1.

Giving effect to the exchange and the reverse stock split, please disclose the equity interest that each BVI member holds in your company.

The equity interest in the company of each BVI Member, giving effect to the exchange and the reverse stock split, has been disclosed on page 6.

2.

We reissue comment 7.  Please include in the chart the percentage of equity interest held by Zhao Ming and Zhao Yao.

The percentage equity interest held by Zhao Ming and Zhao Yao in the company has been reflected in diagrams set forth on pages 3 and 5.

Risk Factors, page 6

We may not be able to integrate our new expanded operations..., page 12

3.

Revise the text of this risk factor to clearly identify the subjects of the discussion.  For example, we cannot ascertain whose production or which facilities you are referring to.

The risk factor has been revised to specifically identify the two new facilities and further details have been added regarding the debt referenced in the risk factor. See page 14.

Selling Security Holders. page 22

4.

We note your response to comments 12 and 13. Please ensure that you provide the information that remains missing with respect to Granada Enterprises, Inc., Carmel Capital, LLC, and PG Ventures.  Also be advised that the confirmation you have provided is only applicable to those selling security holders who are affiliates of broker-dealers.  Please identify as an underwriter any security holder who is a broker-dealer, unless you can confirm that such security holder acquired the securities as compensation for investment banking services.

The information regarding Granada Enterprises, Inc. has been included.  Carmel Capital, LLC, PG Ventures, and Silver Spring LLC have not responded to our requests to provide the information you have requested and we have removed them from the selling security holder table. We have identified as underwriters those selling security holders who are broker-dealers, unless they acquired the securities as compensation for investment banking services. We have identified as underwriters those selling security holders who are affiliates of broker-dealers, unless they (i) purchased the securities in the ordinary course of business, and (ii) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities. See these changes reflected in the selling security holder table at pages 28 to 37.

Management's Discussion and Analysis or Plan of Operation. page 54

Results of Operations. page 55

5.

We note that you attribute the increase in gross profits for the year ended December 31, 2005, to the increase in sales volume and selling price.  Please quantify the contribution of each such factor.

Each factor has been quantified. See page 77.

Exhibits

6.

Please file as an exhibit the coal supply contract with the Liulin Coal Cleaning Plant.

The company had an oral arrangement with Liulin Coal Cleaning Plant prior to January 10, 2006. Orders were made on a quarterly basis whereupon Quantity, Market Price and delivery terms were agreed to among the parties. Unit Price was based on the market price at the time of the order. In January 2006, the parties entered into a simplified written agreement reflecting the terms of the oral arrangement and a Quantity of 90,000 metric tones per year. The summary of the arrangement has been filed as Exhibit 10.27.

Other Expenses of Issuance and Distribution. page II-1

7.

Please disclose the amount of accounting fees and expenses.

The accounting fees and expenses have been disclosed on page II-1.

Recent Sales of Unregistered Securities. page II-2

8.

Reconcile the apparent inconsistency regarding the number of shares currently outstanding.  We note that on page 31 you disclose having, as of December 31, 2005, 75,598,237 shares of outstanding Common stock. However, on page II-1, you disclose having, as of November 18, 2005, 126,415,000 shares of outstanding common stock.

Please note that the amount of shares outstanding as disclosed on page II-1 was on a fully diluted basis and assumed the conversion of all the Notes and the exercise of all the Warrants issued in the private placement on November 18, 2005. We have added more detailed language at pages 43 and II-3 to address the ambiguity.

9.

Please discuss the issuance of 1,000,000 shares of your preferred stock to the BVI members.  In this regard, we note your disclosure on page 5.

We have discussed the issuance of 1,000,000 shares of our preferred stock to the BVI Members on page II-2.

Financial Statements

Consolidated Balance Sheet. page F-3

10.

We note that you present a separate line item for your discount on convertible notes.  Please refer to the guidance in paragraph 16 of ABS 21, which indicates that “'the discount or premium should be reported in the balance sheet as a direct deduction from or addition to the face amount of the note,” and revise your presentation accordingly.

The presentation has been revised to present the discount as a direct deduction from the face amount of the convertible note.

Note 2.  Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation

11.

We are continuing to consider your response to prior comment number 24.

Note 7.  Property. Plant and Equipment, Net, page F-17

12.

We note that you purchased two coal washing plants and related equipment on November 15, 2005 for a total amount of $13,000,000.  We further note your disclosure that “The total difference between the purchase price and the book value of Resources Group for these buildings and facilities and machinery equipment of $68,000 was debited to paid-in capital.”  We further note that you credited $734,000 to paid-in capital for the purchase price and book value difference related to the land-use rights. Please explain why you recorded these amounts to paid-in capital and not to goodwill and provide the applicable accounting literature you relied on in support of your methodology.

We reference Statement of Financial Accounting Standards No. 57 paragraph 3, “transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.” We assume the transfer of properties and land use rights from Resources Group (a related company with common owners) is not an arm’s-length transaction. Also, we reference SEC Training Manual Latest Public (2000) Edition Chapter 7, page 3, paragraph IIIA, “transfers of nonmonetary assets are recorded at predecessor cost as determined in accordance with GAAP”. Accordingly, based on the foregoing, we have recorded the book value of the properties and land use rights of Resources Group on transfer. The differences between the purchase price and the book value of Resource Group were recorded in paid-in capital.

Note 11.  Convertible Notes and Related Warrants. page F-I9

13.

We note that you issued $12,500,000 unsecured convertible notes due October 31, 2008 and related. warrants to purchase shares of your common stock and that you have reported a beneficial conversion feature in accordance with EITF 00-27. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the unsecured convertible term note issued is an embedded derivative that you should separate from the debt host and account for at fair value under SF AS 133. In this regard, tell us whether or not this note meets the definition of conventional convertible debt, as defined by paragraph 4 of EITF Issue 00-19. Specifically, please address the Adjustment of Conversion Price clause 5(c)(i) of the Note Agreement, which indicates that ''whenever the Company issues or sells, or, pursuant to any provision of this Section 5(c)(ii), is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the lower of: (1) fifty cents (US $0.50), or (2) the then applicable Conversion Price, then, immediately upon such issuance or sale, the Conversion Price shall be reduced to the lowest per share price of Common Stock in such issuance or sale or deemed issuance or sale." Please note that if the unsecured convertible term note is not conventional convertible, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19.

As per clause 5(c)(i) of the Note Agreement, “whenever the Company issues or sells, or, pursuant to any provision of this Section 5(c)(ii), is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the lower of: (1) fifty cents (US$0.50), or (2) the then applicable Conversion Price, then, immediately upon such issuance or sale, the Conversion Price shall be reduced to the lowest per share price of Common Stock in such issuance or sale or deemed issuance or sale.” The number of shares issued on exercise of the convertible note may vary as a result of the adjustment of conversion price. And as per the Subscription agreement, the penalty for defaults to make timely filings with the SEC is equal to 1% of the purchase price of each unit and payable in shares of common stock for every 30 day period, up to a maximum aggregate of 24 months of SEC defaults. This penalty regarding registration rights opens up the possibility that the number of shares to be issued is indeterminate. Therefore, the convertible note is not conventional convertible as defined in EITF 00-19 paragraph 4.

Since the convertible note is not conventional convertible, SFAS 133 paragraph 11(a) does not apply as it is not indexed to the Company’s own stock and not classified as stockholders’ equity in its statement of financial position.  The convertible note is considered as a derivative instrument. Evaluation under SFAS 133 paragraph 12 and paragraph 61(k) leads us to conclude that the conversion feature is determined to be not clearly and closely related to the debt host. The embedded derivative instrument thus should be separated from the host contract and accounted for as a derivative instrument pursuant to SFAS 133. Therefore, the conversion feature should be recorded at fair value as long-term liabilities because the term of the note is 3 years. A

Black-Scholes model was used in calculating the fair value. The conversion feature is revised to be carried at fair value at each balance sheet date and unrealized changes in the fair value are reflected in the statement of operations as “gain/(loss) on value of conversion feature.”

Please note that these revisions are reflected in the financial statements of Amendment No. 3 to the Form SB-2 filed on May 31, 2006, the Form 10-QSB filed on May 15, 2006 and the amended Form 10-KSB we filed on May 17, 2006.

14.

We note your statement that “The amount allocated to the warrants is classified as a current liability because they embody an obligation to issue a variable number of shares;” and that “This obligation is generated by the Registration Rights and Late Filing Penalties described above.”  Please tell us whether or not you are accounting for these warrants as derivative liabilities under EITF 00-19 since these warrants are subject to the same registration rights agreement as the unsecured convertible term note that requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 1% of the product of the original principal amount of the note per month until the event is cured, with no cap on the maximum penalty that could be incurred. This comment also applies to the warrants issued to the placement agent.

The warrants related to the convertible note and the placement agent warrants should be accounted for as derivative liabilities under EITF 00-19. The warrants should be recorded at fair value as derivative liabilities. It is a long-term liability because the term of the warrant is 5 years. A Black-Scholes model was applied in calculating the fair value. The warrants are revised to be carried at fair value at each balance sheet date and unrealized changes in the fair value are reflected in the statement of operations as “gain/(loss) on value of warrants.”

Please note that these revisions are reflected in the financial statements of Amendment No. 3 to the Form SB-2 filed on May 31, 2006, the Form 10-QSB filed on May 15, 2006 and the amended Form 10-KSB we filed on May 17, 2006.

 15.

We further note that the "Warrants are being amortized over the estimated life of the debt of 1 year, up to October 31,2006, as it is expected that note holders will convert the debt and exercise the warrants within one year because of the attractive terms." We note that footnote 7 in SAB 107 states that if factors such as nontransferability, nonhedgability and the truncation of the contractual term were not present in a nonemployee share option arrangement, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the nonemployee share options. It does not appear that these factors are present in the warrants you have issued. In light of this fact, please tell us why you concluded it was appropriate to use a one year term for the warrants, since the warrants have a five year term. This comment also applies to the warrants issued to the placement agent and the debt issue costs of $1,583,000.

The discount on warrants is revised to be amortized over 5 years.

16.

We note your statement that “Because the notes were convertible immediately, the full amount allocated to the beneficial conversion feature was amortized to debt financing costs in 2005.”  Please support this accounting treatment based on the guidance in-paragraph 19 of EITF 00-27, which states that “for convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred stock) to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs.”  Please note that we would expect you to amortize the remaining discount on debt attributable to a beneficial conversion over the life of the instrument using the effective interest method given that you are required to make monthly interest payments in cash.

As per the answer to Question 13, the conversion feature is determined as an embedded derivative instrument and not a beneficial conversion feature. Therefore, the discount on the conversion feature is revised to be amortized over 3 years.

Note 26.  Condensed Financial Information of Registrant, page F-30

17.

Please add disclosure, similar to your response to prior comment number 28, to explain why you have presented the period from July 15, 2005 to December 31, 2005 for the Statement of Operations - Parent Company Only and the Statement of Cash Flows - Parent Company Only.

We have added the disclosure. Please see page F-49 at Note 27 to the 2005 financial statements.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 37

18.

You state that there were no “significant changes” in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.”  See also Regulation S-B, paragraph 4(d) of Exhibit 31.  Please review your disclosure and revise as appropriate.

Please note that there have been no changes in the company’s internal control over financial reporting during the fourth fiscal quarter. We amended our Form 10-KSB for the Fiscal Year Ended December 31, 2005 and filed it on May 17, 2006 to clarify the language of Item 8A thereof and reflect our response to your comment.

Directors. Executive Officers. Promoters and Control Persons. page 38

Code of Ethics, page 39

19.

We note that you are in the process of adopting a code of ethics. Please explain why, to date, you have not adopted a code of ethics and state when you anticipate adopting one. Refer to Item 406(a) of Regulation S-B.

The company had not yet adopted a Code of Ethics because it has a small number of management who have been focusing their attention on developing the company’s business. The company is in the process of expanding our management team but is uncertain as to when suitable candidates will be identified and hired. The company plans to adopt a Code of Ethics after it has expanded its management team. The company does not know specifically when this will occur.

COMMISSION LETTER DATED MAY 9, 2006

Report of Independent Registered Public Accounting Firm, Page F-2.

1.

Given your status as a domestic registrant with subsidiaries operating in the People's Republic of China, please tell us how your foreign auditor located in Hong Kong, has complied with SEC Practice Section ("SECPS") §1000.08(n) and the associated Appendix K at SECPS § 1 000.45, for SEC registrants. In this regard, Appendix K, provides specific guidance for foreign associated firms, defined as a firm domiciled outside of the United States and its territories that is a member of, correspondent with, or similarly associated with an international firm or international association of firms with which the SECPS member is associated. You may refer to the guidance under Appendix K, located on the Public Company Accounting Oversight Board's website, at the following address:

http://www.pcaobus.orgiStandardslInterim_Standards/QualityControl_Standards /SECPS _1000.08.aspx#n

Moore Stephens Hong Kong is a member of Moore Stephens International Limited, which is an international accounting and consulting network. Moore Stephens Hong Kong was registered with the Public Company Accounting Oversight Board (“PCAOB”) on March 9, 2004 and is familiar with their rules and regulations.

In addition, on January 2, 2004, Moore Stephens Hong Kong received a letter from the SEC which advised that the Commission staff will accept audit reports signed by Moore Stephens Hong Kong on the condition that the audit reports are subject to a “pre-filing” review by Moore Stephens, P.C. New York. Moore Stephens, P.C. New York is also a member of Moore Stephens International Limited and was registered with the PCAOB and was a member of the SEC Practice Section when it was in existence. It is familiar with the rules of the SEC and PCAOB.

In accordance with the instructions on the SEC letter, Moore Stephens, P.C. New York has performed pre-filing reviews of all the financial statements which would be filed with the SEC and for which an audit report would be provided by Moore Stephens Hong Kong and all the audit working papers in relation to the filing. Such pre-filing reviews were documented by written reports from Moore Stephens, P.C. New York to Moore Stephens Hong Kong which stated that, in the opinion of Moore Stephens, P.C. New York, the audit conducted by Moore Stephens Hong Kong was conducted in accordance with the standards of the PCAOB and that the underlying financial statements were prepared in conformity with U.S. GAAP.

Note 2. Summary of Significant Accounting Policies, page F-9

(a)

Basis of Presentation and Consolidation

2.

We have given further consideration to your response to our prior comment number 24 and have consulted with our Division's Chief Accountants Office regarding your consolidation policy with respect to Puda, BVI, Putai and Shanxi Coal. Based on your responses, please address the following additional items.

•

We are unable to agree with your conclusion that an analysis under FlN 46(R) is not applicable because you decided to consolidate under Rule 3A-02 of Regulation S-X. To support your current consolidation policy, please provide a comprehensive FIN 46(R) analysis that addresses all relationships between Puda Coal, Inc. and its consolidated subsidiaries, including Puda, BVI, Putai and Shanxi Coal. In this regard, we would expect your analysis to address and cite the key terms and sections of the applicable contractual arrangements to support your overall primary beneficiary assessment and variable interest entity determinations.

•

If you determine from your FIN 46(R) analysis prepared in response to the first bullet point above that none of your consolidated entities represent a variable interest entity or that you are not the primary beneficiary of any variable interest entities identified, please provide a more comprehensive analysis that supports your consolidation of Shanxi Coal under the guidance contemplated by EITF 97-2.

•

Similarly, please provide a FIN 46(R) and/or EITF 97-2 analysis, as applicable, of Jucai Coal with respect to Shanxi Coal's relationship with this supplier under the preferred supply arrangement.

•

Please tell us whether or not you consider Zhao Ming and Zhao Yao to be a control group. In this regard, we believe that if the aggregate ownership of the qualifying member,) of an immediate family constitutes control, this group of shareholders is presumed to function as a control group. We also believe that if a group of shareholders are contractually bound by a pre-existing written agreement to vote as a single unit a majority of the voting shares of an entity constitutes a control group.

•

Please indicate whether or not you expect Zhao Ming and Zhao Yao to retain their current ownership control over the entities under Puda Coal, Inc. Please note that in consideration of future control, we would expect you to consider the shares that will be acquired through conversion of the convertible promissory notes and related warrants .

•

Please provide a detailed explanation to describe your methodology for consolidating Shanxi Coal. Please also address why you have not reported any minority interest in the equity of Shanxi Coal.

Please note that for accounting purposes, Shanxi Coal is the accounting acquirer, based on guidance in the SEC Training Manual.

It is our understanding that that the purpose of FIN 46R is to assist (for illustrative purposes) Entity A in identifying other entities which Entity A is currently not including in its financial statements but which it should. We have already made a determination that we should consolidate Puda BVI, whose outstanding common stock we own 100%, and Puda BVI’s wholly-owned subsidiary, Putai, in accordance with SFAS 94. Additionally, under Rule 3A-02 of Regulation S-X, we control Shanxi Coal, and therefore consolidate that company also.  We are not certain if you believe that determining consolidation under these rules is insufficient, and that FIN46R must be applied in each instance in which consolidation is a consideration, even after consolidation has been decided as appropriate based on the above authoritative pronouncements. Would you kindly advise us of your position on this matter.

Very truly yours,

HODGSON RUSS LLP

By: /s/ Omer Ozden

      Omer Ozden

cc:

J. Davis

C. Moncada-Terry

J. Goeken

J. Gabel